Exhibit 99.(d)(15)

SCHEDULE A

Amended Schedule A dated March 13, 2015 to the

Investment Advisory Agreement dated April 28, 1996 between

Turner Funds & Turner Investments, L.P.

Pursuant to Article 3, the Trust shall pay the Adviser compensation at an annual rate as follows:

Fund	Fee (in Basis Points) of Average Daily Net Assets

Midcap Growth Fund	0.75%
Small Cap Growth Fund	1.00%
Emerging Growth Fund	1.00%
Spectrum Fund	1.50%
Medical Sciences Long/Short Fund	1.50%